Exhibit 99.1

Nexters Announces Changes to its Corporate Governance

September 12, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), announces new role appointments on its Board of Directors.

Natasha Braginsky Mounier, has been elected the Chairperson of the Board of Directors, where she will replace Ivan Tavrin, who departed from Nexters’ Board of Directors at the Annual General Meeting held on August 26, 2022.

“I am confident that Natasha will be a brilliant new Chairperson. During the last year, she made a big contribution to navigating Nexters through the current turmoil and successfully coped with the numerous challenges. I also warmly welcome three new independent directors, Marie Holive, Olga Loskutova and Tal Shoham, who stepped into their roles recently. We believe that their broad international experience will help Nexters to reach new horizons,” said Andrey Fadeev, CEO and co-founder of Nexters.

Also, newly-elected members Marie Holive and Olga Loskutova have been appointed to Nexters’ Board of Directors committees. Marie will serve as a Chairperson of the Audit Committee and Olga will serve as a Member of the Nomination and Compensation Committee. With these changes, all of Nexters’ committees will consist of independent directors only.

The new composition of Nexters’ Board of Directors committees is as follows.

Audit Committee

Members - Marie Holive, Natasha Braginsky Mounier, Andrew Sheppard

Chairperson of the committee - Marie Holive

Nomination and Compensation Committee

Members - Andrew Sheppard, Natasha Braginsky Mounier, Olga Loskutova

Chairperson of the committee - Andrew Sheppard

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.